Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

Dynasil Corporation of America Reports

Second Quarter Fiscal 2013 Financial Results

Watertown, MA, May 15, 2013 – Dynasil Corporation of America (NASDAQ: DYSL), a leading developer of sensing, detection and analysis technology for homeland security, medical and industrial applications, today announced financial results for the fiscal 2013 second quarter ended March 31, 2013.

Net revenue for the second quarter of fiscal 2013 declined $1.8 million to $10.5 million, compared with $12.3 million for the second quarter of fiscal 2012. Revenue declines in the Contract Research and Instruments segments in the quarter were partially offset by an increase in the Optics segment revenues. Gross profit for the second quarter of 2013 declined $300,000 to $4.8 million from $5.1 million for the same period in 2012 as gross margins increased to 46% in the quarter compared to 41% for the second quarter of fiscal 2012.

“The improvement in our gross margin is a result of our focus on right-sizing the cost structure of our various businesses while we continue to conserve cash, work through our debt issues and strive to achieve profitability,” said Dynasil Chairman and Interim CEO Peter Sulick. “In addition, I am happy to report that exciting growth initiatives are underway, particularly in the Contract Research and Optics segments of the Company. We are all working hard to reduce our overhead expenses, improve our EBITDA performance and strengthen our technology portfolio.”

Operating expenses for the current quarter include a non-cash impairment charge of $6,763,000 to write-down goodwill and other intangible assets associated with the Company’s Products business. As a result, total operating expenses for the three months ended March 31, 2013 were $12.0 million. Total operating expenses for the three months ended March 31, 2013 increased $6.3 million compared to the same period in 2012. The increase was a result of the $6.8 million impairment charge offset by reduced expenditures associated with the product refresh within the Instruments segment in 2012.

Dynasil reported a net loss for the quarter of ($7.2 million) or ($0.49) per share, compared with net loss of ($585,000), or ($0.04) per share, for the quarter ended March 31, 2012. The impairment loss was $6.8 million of the total loss of $7.2 million.

The Company was in default of certain financial covenants set forth in the terms of its outstanding indebtedness as of March 31, 2013, December 31, 2012 and September 30, 2012. The Company has accrued but not remitted interest payments for February and March 2013 to its subordinated lender. The Company has made all principal and interest payments due to its senior lender through May 15, 2013, the date of this filing. Management has provided a revised forecast to its lenders and is engaged in discussions with its senior lender to address the financial covenant situation. However, the Company cannot predict when or whether a resolution of this situation will be achieved.

Business Outlook

The Company has continued to seek regulatory approvals of its updated medical probe for cancer surgery product and approval is expected in the third quarter. The Company is currently evaluating preliminary test results received on its updated lead paint analyzer product while also evaluating strategic alternatives associated with the product.

The Company continues to invest in efforts to support growth initiatives for its dual mode detector commercialization effort within Contract Research and development of certain biomedical technologies. These investments include technology development activities, capital equipment depreciation, development of intellectual property, and staff.

The dual mode detector technology is beginning to produce revenue. The Company is currently delivering limited quantities of commercial grade crystals and packaged detectors, and is working to further improve the size and quality of this product. Also, at the current time, the Company is actively exploring commercialization opportunities in gamma cameras, sensors for nondestructive testing and radiation dosimeters based on technologies developed in the Contracts Research segment. However, there can be no assurance that these efforts will be successful.

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Additionally, the Company has prepared a separate business and financing plan for one of the biomedical technologies. The intention was to spin out the tissue sealant technology into an independent entity in which the Company would retain a substantial interest. This would accomplish both the elimination of some of the G&A support for these technologies as well as enable the Company to recruit additional expertise to help advance the technology. During the second quarter, the Company’s senior lender refused to release the intellectual property and related collateral in connection with the spin-out. As a result, the Company continued to fund this research through the second quarter; however, there can be no assurance that we will continue to fund this research or consummate this transaction at any future time.

The Company has no conference calls scheduled at this time.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection and analysis technology, precision instruments and optical components for the homeland security, medical and industrial markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, probes for medical imaging and sensors for non-destructive testing.  The Company is building a relationship with the Mayo Clinic to develop early-stage opportunities such as advanced biomedical technologies. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

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Forward-looking Statements

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, the commercialization of our products including our dual mode detectors, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures, regulatory approvals and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to resolve our current default under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, our ability to address our material weaknesses in our internal controls, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s 2012 Annual Report on Form 10-K, as amended on February 14, 2013, including the risk factors contained in Item 1a, the Company’s Quarterly Report on Form 10-Q filed on February 13, 2013 and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets

	31-Mar	30-Sep
	2013	2012
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,132,901	$3,414,880
Accounts receivable, net	4,389,394	5,475,142
Costs in excess of billings and unbilled receivables	1,755,185	1,735,798
Inventories, net of reserves	3,658,215	3,271,700
Deferred tax asset	126,187	126,187
Prepaid expenses and other current assets	1,426,916	1,334,649
Total current assets	13,488,798	15,358,356

Property, Plant and Equipment, net	4,738,147	4,984,150
Other Assets
Intangibles, net	3,776,038	6,703,305
Goodwill	6,135,642	10,254,160
Deferred financing costs, net	139,843	165,457
Total other assets	10,051,523	17,122,922

Total Assets	$28,278,468	$37,465,428

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$11,047,619	$11,984,492
Capital lease obligations, current	113,243	-0-
Accounts payable	2,536,408	2,416,397
Deferred revenue	741,427	694,672
Accrued expenses and other liabilities	1,849,936	2,809,580
Total current liabilities	16,288,633	17,905,141

Long-term Liabilities
Capital lease obligations, net of current portion	252,381	-0-
Pension liability	342,848	345,443
Deferred tax liability	195,895	371,256
Total long-term liabilities	791,124	716,699

Stockholders' Equity	11,198,711	18,843,588

Total Liabilities and Stockholders' Equity	$28,278,468	$37,465,428

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Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2013	2012	2013	2012
Net revenue	$10,484,530	$12,299,010	$21,037,805	$24,431,305
Cost of revenue	5,692,958	7,214,667	11,619,367	14,220,014
Gross profit	4,791,572	5,084,343	9,418,438	10,211,291
Operating expenses:
Sales and marketing expenses:	486,544	451,961	966,422	844,762
Research and development expenses	573,229	1,102,445	1,210,358	1,621,840
General and administrative expenses	4,216,741	4,129,653	7,917,887	8,158,077
Impairment of goodwill and long-lived assets	6,763,072	-0-	6,763,072	-0-
Total operating expenses	12,039,586	5,684,059	16,857,739	10,624,679
Loss from operations	(7,248,014)	(599,716)	(7,439,301)	(413,388)
Interest expense, net	177,159	122,474	363,916	246,631
Loss before income tax benefit	(7,425,173)	(722,190)	(7,803,217)	(660,019)
Income tax benefit	(183,443)	(137,180)	(182,145)	(445,347)
Net loss	$(7,241,730)	$(585,010)	$(7,621,072)	$(214,672)

Net loss	$(7,241,730)	$(585,010)	$(7,621,072)	$(214,672)
Other comprehensive income (loss):
Foreign currency translation	(275,360)	138,552	(245,621)	78,192
Total comprehensive loss	$(7,517,090)	$(446,458)	$(7,866,693)	$(136,480)

Basic net loss per common share	$(0.49)	$(0.04)	$(0.52)	$(0.01)
Diluted net loss per common share	$(0.49)	$(0.04)	$(0.52)	$(0.01)

Weighted average shares outstanding
Basic	14,770,943	15,002,818	14,721,733	15,091,356
Diluted	14,770,943	15,002,818	14,721,733	15,091,356

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